October 17, 2024

Serena Shie
Chief Executive Officer
A SPAC II Acquisition Corp.
289 Beach Road #03-01
Singapore 199552

       Re: A SPAC II Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-41372
Dear Serena Shie:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso, Loeb & Loeb LLP